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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                        Report of Foreign Private Issuer
        Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act
                       of 1934 For the month of May 2000

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X             Form 40-F
                                   -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS

1. Other Events

     On May 25, 2000, the Company submitted the attached notices to the Singapore Exchange Securities Trading Limited relating to the sale of 1,050,000 ordinary shares on May 23, the exercise of share options with respect to 1,364,960 ordinary shares on May 24 and the sale of 1,254,960 ordinary shares on May 24 by the Company's President and Chief Executive Officer, Barry Waite. The attached notices are being filed as exhibits to this report on Form 6-K in connection with the Company's submission to the Singapore Exchange Securities Trading Limited.

2. Exhibits

     1. Notice of Changes in Director's Interests relating to 1,050,000 ordinary shares

     2. Notice of Changes in Director's Interests relating to 1,364,960 share options

     3. Notice of Changes in Director's Interests relating to 1,254,960 ordinary shares



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: May 25, 2000


                                             CHARTERED SEMICONDUCTOR
                                             MANUFACTURING LTD


                                             By: /s/ Chia Song Hwee
                                                 -------------------------------
                                             Name:  Chia Song Hwee
                                             Title: Chief Financial Officer

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                                 EXHIBIT INDEX


     1. Notice of changes in Director's Interests relating to 1,050,000 ordinary shares

     2. Notice of changes in Director's Interests relating to 1,364,960 share options

     3. Notice of changes in Director's Interests relating to 1,254,960 ordinary shares